Cosi, Inc. (Nasdaq: COSI)

William D. Forrest, Executive Chairman

Kevin Armstrong, President & CEO



Safe Harbor Concerning Forward Looking Statements

Matters discussed in this presentation that relate to events or developments which are expected to occur in the future, including any discussion, expressed or implied, of anticipated growth, new store openings, operating results or earnings constitute forward-looking statements. Forward-looking statements are based on management's beliefs, assumptions and expectations of our future economic performance, taking into account the information currently available to management. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties that may cause our actual results, performance or financial condition to differ materially from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Factors that could contribute to these differences include, but are not limited to:

- the cost of our principal food products;
- labor shortages or increased labor costs;
- changes in consumer preferences and demographic trends;
- increasing competition in the fast casual dining segment of the restaurant industry;
- expansion into new markets;
- our ability to effectively manage our business with a reduced general and administrative staff;
- our ability to generate increased revenue from our existing restaurants;
- The rate of our internal growth
- our ability to incorporate a franchising and area development model into our strategy;
- the availability and cost of additional financing both to fund our existing operations and to grow and open new restaurants Our ability to generate positive cash flow from operations
- fluctuations in our Quarterly results;
- increased government regulation;
- supply and delivery shortages or interruptions;
- market saturation due to new restaurant openings;
- inadequate protection of our intellectual property;
- adverse weather conditions which impact customer traffic at our restaurants; and
- adverse economic conditions.

The words "believe," "may," "will," "should," "anticipate," "estimate," "expect," "intend," "objective," "seek," "plan," "strive" or similar words, or the negatives of these words, identify forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors.



2

Cosi – We represent "Simply Good Taste" in a restaurant concept

Strong concept and brand capitalizing on the Premium Convenience trend



- Cosi is a **premium convenience** restaurant

- Our **distinctive menu offerings** – sandwiches, salads, pizzas, bagels – feature Cosi Bread, an authentic hearth-baked crackly crust flatbread

- Cosi provides guests a **relaxing, urbane atmosphere** that reflects taste and style in a modern, contemporary environment

- Currently operate 95 units in 17 states and Washington, D.C.; brought in revenues of $110.6 million in 2004

- Average check per transaction: $8.28 – an **"affordable luxury"**



Ready for Growth

An Overview of Cosi Today

- Strong brand
  - 14 consecutive quarters of comparable sales growth
  - 9.4% comparable sales growth in Q1'05
  - 5.9% comparable sales growth in 2004

- Strong concept
  - 2004 AUV of $1.3 million[1]
  - 15.8% unit level cash flow margin[1]
  - 22.0% cash-on-cash return[1]

- New design prototype for all new units has > 12 month track record
  - AUV in excess of $1.7 million[2]
  - 26.2% restaurant cash flow margin[2]
  - 67.9% cash-on-cash return[2]

[1] Fiscal year 2004 numbers, excludes Federated units and restaurants closed during FY 2004.

[2] Prototype unit's numbers for first 12 months of operations.



Experienced Management Team

Since 2003, Cosi has assembled a new, highly capable management team with extensive restaurant company experience

Senior Management	Previous Experience
William D. Forrest Executive Chairman	• Headed the Restructuring Group at Gleacher & Co. • CEO of Fine Host Corporation
Kevin Armstrong President & CEO	• 20+ years of restaurant experience • Long John Silver's, Subway, PepsiCo and Burger King
Cynthia Jamison Chief Financial Officer	• 20+ years in finance, strategy and operations • Chart House Restaurants, Allied Domecq, Kraft

Corporate Team Improvements
- New Legal Staff
- New Financial Staff
- New Marketing Staff
- New IT Staff

Operational Team Improvements
- Gilbert Melott, EVP – Operations & People
- Paul Seidman, VP – Food & Beverage
- Larry Bader, VP – Franchise Sales
- 4 New District Managers, 3 New Regional Vice Presidents



Our Premium Convenience Market Opportunity

- Consumers are dining out more frequently
    - Busier lifestyles – limited time to prepare food
    - Less expensive to eat out vs. dine at home

- Customers seek both convenience and quality
    - Convenience drives 75% of restaurant meal decisions
    - Consumers are willing to "trade up" – pay more for quality, taste and setting

- Sandwich and salad capture 60% of market
    - Panera is only premium sandwich and salad concept with national footprint
    - Clear opportunity for another player to service national demand



Our Guests

Cosi Customer - Large, Attractive Demographic

Customer Characteristics

- Desire for fast and convenient service

- Higher disposable income

- More sophisticated food preferences



Premium Convenience

- Innovative, made-to-order food

- Sophisticated flavors

- Convenient limited or self-service format

- Upscale decor

- Average check of $6 - $9

Adults 18 – 34 without children
Upscale suburbanites of all ages
Metro elites of all ages

----

40 Million Households

Top 25 markets > 1,400 Cosi units
Top 75 markets > 1,900 Cosi units



What We Offer Our Guests

Menu

- Differentiated menu and product offerings
  - Signature Cosi bread baked in open hearth in front of customers
  - Fresh, high quality ingredients designed to appeal to sophisticated tastes
  - Made-to-order
- New items and LTOs keep offerings fresh



What We Offer Our Guests

Restaurant Atmosphere: New prototype

- Relaxing, sophisticated atmosphere
    - Welcoming and comfortable
    - Sofas, chairs
    - Music and lighting adjusted throughout the day











What We Offer Our Guests

Service and Dining Experience

- Our Avon prototype enhances experience
  - Won 2005 "Superior Achievement in Design and Imaging" (SADI) Award from *Retail Traffic*
  - Combines efficient counter service format with relaxing contemporary environment
  - Order at point-of-sale
  - Runners deliver food to tables or to take-out waiting area, allowing guests to relax sooner
  - Cost effective to open (approximately $660,000) and operate
  - During peak lunch period, average time from entering restaurant to receiving food is 4.5 minutes



Così
SIMPLY GOOD TASTE

What We Offer Our Guests

- Multiple dayparts and format
  - Cosi Downtown = limited dayparts, urban locations
  - Heritage Cosi = Full dayparts, primarily suburban locations

- Flexibility
  - Lunch and afternoon coffee at all locations
  - Breakfast at most locations
  - Attractive casual dinner offerings

- Drives repeat business

- A relaxing refuge for customers



Cosi Downtown

- Afternoon Coffee 19%
- Breakfast 19%
- Lunch 62%



Cosi

- Dessert 16%
- Breakfast 13%
- Lunch 27%
- Afternoon Coffee 17%
- Dinner 27%



Strategy and Infrastructure for Growth

Growth Infrastructure

- Three part strategy based on Avon-generation prototype
  - Company-owned
  - Franchise
  - Strategic alliance

- New management team that combines casual dining culinary talents with QSR cost control focus; all executive positions staffed

- Fully staffed support center in Deerfield, IL
  - Restaurant development
  - Strategic alliances
  - Marketing
  - Information technology
  - Franchise support
  - Human resources management
  - Food and beverage purchasing



Strategy and Infrastructure for Growth

Growth Methodology

- Geographic Priorities
    - Current NE, Mid-Atlantic and Chicago markets
    - Pacific Northwest

- Asset Flexibility
    - Cosi Downtown and Cosi
    - Leased, not owned
    - Multiple site profiles

- Regional Development Centers
    - Represent "critical mass" of approximately five Company-owned units
    - Provide support to area developers and franchisees



Strategy and Infrastructure for Growth

Potential for 1,900 Cosi restaurants in top 75 markets

(Units)

Corner Bakery: 500
- Growth Opportunity: 413
- Current Units: 87

Cosi: 1,900
- Growth Opportunity: 1,808
- Current Units: 92

Panera: 3,000
- Growth Opportunity: 2,227
- Current Units: 773

■ Current Units   ■ Growth Opportunity

Source: Wall Street research and Cosi market research.



14

Strategy and Infrastructure for Growth

Projected 5-Year Restaurant Development Goals*
(excluding Federated)

	2005**	2006-2009**	Projected 5-Year Total**
Company-Owned Restaurants	11	90	101
Franchised Restaurants	10	374	384
Total New Restaurant Development	21	464	485

Note:

*Subject to existing restaurants continuing to meet management's expectations. See Slide 1 for additional information regarding forward-looking statements.

**Projections are approximate and there can be no assurance that these goals can be achieved



Compelling Performance and Restaurant Economics

Financial Highlights

	12 Months Ended		12 Weeks Ended	
(US $ in Millions)	**3-29-04**	**4-04-05**	**3-29-04**	**4-04-05**
Restaurant Revenues	$106.5	$112.9	$24.9	$27.2
% Growth		*6.0%*		*9.2%*
Restaurant Cash Flow	$10.8	$18.3	$2.1	$4.3
% Margin	*10.1%*	*16.2%*	*8.4%*	*16.0%*



Compelling Performance and Restaurant Economics

Q1 2005 Operating Results: **Strong improvement**

(US $ in millions)	Quarter Ended 4-04-05	Margin	Change from Quarter Ended 3-29-04
Sales	$27.2		9.2 pp sales growth
LTM AUV	1.3		
COGS	6.7	24.5%	
Gross Profit	20.5	75.5%	1.5 pp improvement
Total Labor Expenses	9.4	34.7%	3.4 pp improvement
Manager Controllables	1.7	6.2%	0.9 pp improvement
Support Controllables	0.7	2.4%	0.2 pp improvement
Controllable Contribution	8.8	32.2%	
Fixed Costs	4.4	16.2%	1.6 pp improvement
Restaurant Cash Flow	$4.3	16.0%	7.6 pp improvement



Reconciliation of Non-GAAP Measures to Net Income:

(US $ in millions)		Quarter Ended 4-04-05
Sales		27.2
COGS		-6.7
Restaurant Operating Expenses:		
Total Labor Expenses	9.4	
Manager Controllables	1.7	
Support Controllables	0.7	
Fixed Costs	4.4	
Total rest. Op. exp.		-16.2
Restaurant Cash Flow		4.3
G&A		-5.1
Stock Comp. expense		-.2
Depreciation		-1.7
Pre-opening		-.2
Operating loss		-2.9
Other income (exp)		.1
Net loss		-2.8



Compelling Performance and Restaurant Economics

Restaurant Performance

	Heritage Cosi Downtown	Heritage Cosi	New Cosi
AUV	$1,438,661	$1,604,310	$1,702,670
Rest. Cash Flow $	$283,053	$323,483	$445,581
Rest. Cash Flow %	15.4%	20.2%	26.2%
ROIC	32.9%	37.6%	67.9%

Notes

12 Months ended April 4, 2005 for all categories

Heritage Cosi Represents Average of top 75% of Cosi's



Strategy and Infrastructure for Growth

Cosi Target Model

	Last 12 Months	3 – 5 Year Target
Restaurant Cash Flow Margin	*16.2%*	*20.0% - 22.0%*
G&A as a % of Revenues	*19.1%*	*9.0% - 11.0%*
Pretax Income as a % of Revenues	*(13.1%)*	*15.0% - 18.0%*



Cosi – Recent Events



- Recent Equity Offering generated $34.5 million in capital to be deployed primarily against development plans

- One new Company owned restaurant opened in second quarter

- First two franchise units opened in second quarter

- Q2 comp sales press release scheduled for July 19

- Q2 earnings and investor call August 12

